Exhibit 99.1

3 E Network Technology Group Limited Announces First Half of Fiscal Year 2025 Financial Results

Guangzhou, China, April 16, 2025 -- 3 E Network Technology Group Limited (Nasdaq: MASK) (the “Company” or “3e Network”), a business-to-business (“B2B”) information technology (“IT”) business solutions provider, today announced its unaudited financial results for the first half of fiscal year 2025 ended December 31, 2024.

Dr. Tingjun Yang, Chief Executive Officer and Director of 3e Network, commented: “We are pleased to report a strong performance for the first half of fiscal year 2025. Compared to the same period in the fiscal year 2024, our revenue increased by 5.3%, driven by our ongoing efforts to expand our customer base through innovative software development services. These initiatives also contributed to substantial growth in both gross profit and net income with a growth rate of 49.3% and 56.2% year over year, respectively. Additionally, our gross margin improved significantly from 35.9% in the first half of fiscal year 2024 to 50.9% in the first half of fiscal year 2025.

This remarkable growth reflects our unwavering investment in research and development (“R&D”), which remains a cornerstone of our business development and long-term growth potential. R&D expenses increased by 25.4% compared to the same period in the fiscal year 2024, highlighting our continued commitment to new research projects and product innovation. At the same time, our cost-control strategies proved effective — by outsourcing certain development activities and focusing our resources on high-margin businesses, we achieved a 19.2% reduction in the overall cost of revenue year over year.

Looking ahead, we are confident in the strength and resilience of our current business strategy and operational initiatives, which we believe will support sustained growth and enable further expansion. As a player in the fast-evolving and competitive B2B IT industry, our core competitiveness lies in technical innovation and software customization. Our steadfast commitment to R&D investment will remain the driving force behind our growth trajectory, and we are confident these efforts will continue to generate long-term value for our company and our shareholders.”

First Half of Fiscal Year 2025 Financial Highlights

●	Revenues were $3.13 million for the first half of fiscal year 2025, an increase of 5.3% from $2.97 million for the first half of fiscal year 2024.

●	Gross profit was $1.59 million for the first half of fiscal year 2025, an increase of 49.3% from $1.07 million for the first half of fiscal year 2024.

●	Gross margin was 50.9% for the first half of fiscal year 2025, increased from 35.9% for the first half of fiscal year 2024.

●	Net income was $1.07 million for the first half of fiscal year 2025, an increase of 56.2% from $0.68 million for the first half of fiscal year 2024.

●	Basic and diluted Earnings per Share were $0.11 for the first half of fiscal year 2025, an increase of 57.1 % from $0.07 for the first half of fiscal year 2024.

First Half of Fiscal Year 2025 Financial Results

Revenues

Total revenues were $3.13 million for the first half of fiscal year 2025, an increase of 5.3% from $2.97 million for the first half of fiscal year 2024. The increase in overall revenues reflected the Company’s efforts to expand its customer base in the markets with software development services.

Revenue from software development services was $3.13 million for the first half of fiscal year 2025, an increase of 5.3% from $2.97 million for the first half of fiscal year 2024. This was brought by the Company’s efforts to expand its customer base and develop new software for new customers.

Revenue from exhibition and conference services was nil for the first half of fiscal year 2025, a decrease of 100% from $210 for the first half of fiscal year 2024. The Company does not have exhibition and conference services provided during the period as it has focused its efforts to provide software development services.

Cost of Revenues

Cost of revenue was $1.53 million for the first half of fiscal year 2025, a decrease of 19.2% from $1.89 million for the first half of fiscal year 2024. The cost of revenue decreased due to outsourcing part of the development process and conducting high margin business.

Gross Profit and Gross Profit Margin

Gross profit was $1.59 million for the first half of fiscal year 2025, an increase of 49.3% from $1.07 million for the first half of fiscal year 2024. Gross margin was 50.9% for the first half of fiscal year 2025, increased from 35.9% for the first half of fiscal year 2024. The increase was due to the Company’s efforts in selling more higher margin services and reducing the marketing in low margin business.

Total Operating Expenses

Total operating expenses were $0.33 million for the first half of fiscal year 2025, an increase of 18.7% compared to $0.28 million for the first half of fiscal year 2024.

•	Selling and marketing expenses were nil for the first half of fiscal year 2025, a decrease of 100% from $2,085 for the first half of fiscal year 2024. The decrease was primarily due to the decrease in need of marketing activities.

•	Research and development (“R&D”) expenses were $149,785 for the first half of fiscal year 2025, an increase of 25.4% from $119,437 for the first half of fiscal year 2024. The increase was mainly due to the increase in research projects due to the expansion of the Company’s business. The Company expects R&D expenses to increase as it develops more new products in future years.

•	General and administrative expenses were $199,513 for the first half of fiscal year 2025, an increase of 53.7% from $129,772 for the first half of fiscal year 2024. The increase was due to a combination of the increase in social insurance fees of $19,453 and bad debt expenses of $62,093 for the first half of fiscal year 2025, compared to the social insurance fee of $9,832 and bad debt expenses of $36,670 for the first half of fiscal year 2024.

Net Income

Net income was $1.07 million for the first half of fiscal year 2025, an increase of 56.2% from $0.68 million for the first half of fiscal year 2024.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share were $0.11 for the first half of fiscal year 2025, an increase of 57.1% from $0.07 for the first half of fiscal year 2024.

Financial Condition

As of December 31, 2024, the Company had cash and cash equivalents of $71,590, compared to $114,067 as of December 31, 2023.

Net cash provided by operating activities was $0.39 million for the first half of fiscal year 2025, compared to $0.87 million for the first half of fiscal year 2024.

Net cash used in financing activities was $0.36 million for the first half of fiscal year 2025, compared to $0.80 million for the first half of fiscal year 2024.

Recent Development

On January 10, 2025, the Company completed its initial public offering (the "Offering") of 1,250,000 class A ordinary shares at a price of $4.00 per ordinary share. The Company received aggregate gross proceeds of $5.00 million from the Offering, before deducting underwriting discounts and other related expenses payable by the Company. The Ordinary Shares began trading on the Nasdaq Capital Market on January 8, 2025 under the ticker symbol “MASK.”

About 3 E Network Technology Group Limited

3 E Network Technology Group Limited is a business-to-business (“B2B”) information technology (“IT”) business solutions provider. Through its two subsidiaries, Guangzhou Sanyi Network and Guangzhou 3E Network, the Company began by offering integrated software and hardware solutions for the property management and exhibition services spaces. Over time, 3 E Network expanded its software solutions offerings to serve a variety of sectors, including food establishments, real estate, exhibition and conferencing, and clean energy utilities. The Company’s business comprises two main portfolios: the software development portfolio and the exhibition and conference portfolio. For more information, please visit the Company’s website at http://ir.3etech.cn.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

3 E Network Technology Group Limited

Investor Relations Department

Email: ird@3ekeji.cn

3 E NETWORK TECHNOLOGY GROUP LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In US$, except for share and per share data, or otherwise stated)

	As of December 31, 2024	As of June 30, 2024
Assets
Current assets:
Cash and cash equivalents	$71,590	$51,809
Accounts receivable, net	2,683,251	2,098,227
Deposits, prepayments and other current assets	424,689	41,461
Due from related parties – current	5,936	32,013
Total current assets	3,185,466	2,223,510

Property and equipment, net	8,675	11,216
Deferred IPO costs	2,132,303	1,520,975
Deferred tax assets, net	39,872	104,857
Total assets	5,366,316	3,860,558

Liabilities and equity
Current liabilities:
Accounts payable	$800,000	$206,407
Advance from customers	1,612	1,009
Accrued expenses and other liabilities	237,846	295,504
Due to related party – current	63,000	—
Tax payable	384,690	218,918
Total current liabilities	1,487,148	721,838

Due to a related party – non-current	85,567	402,202
Total Liabilities	1,572,715	1,124,040

Commitments and contingencies

Shareholders’ equity:
Class A Ordinary Shares ($0.0001 par value; 400,000,000 shares authorized; 10,000,000 shares issued and outstanding as of December 31, 2024 and June 30, 2024)	1,000	1,000
Class B Ordinary Shares ($0.0001 par value; 100,000,000 shares authorized; nil shares issued and outstanding as of December 31, 2024 and June 30, 2024)	—	—
Statutory reserve	94,374	64,474
Retained earnings	3,878,142	2,838,715
Accumulated other comprehensive loss	(179,915)	(167,671)
Total shareholders’ equity	3,793,601	2,736,518
Total Liabilities and shareholders’ equity	$5,366,316	$3,860,558

3 E NETWORK TECHNOLOGY GROUP LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In US$, except for share and per share data, or otherwise stated)

	For the six months ended December 31
	2024	2023
Revenues
Software development services	$3,128,203	$2,971,671
Exhibition and conference services	—	—
Hardware sales	—	210
Others	—	230
Total revenues	3,128,203	2,972,111

Cost of revenues
Software development services	1,528,919	1,891,256
Exhibition and conference services	—	—
Hardware sales	—	57
Others	—	—
Taxes and other surcharges	5,623	13,488
Total cost of revenues	1,534,542	1,904,801

Gross profit	1,593,661	1,067,310

Operating expenses
Sales and marketing expenses	—	2,085
General and administrative expenses	199,513	129,772
Research and development expenses	149,785	119,437
Exchange (gain)/loss	(21,150)	25,237
Total operating expenses	328,148	276,531

Income from operations	1,265,513	790,779

Other income, net	1,582	10,117

Income before income tax	1,267,095	800,896
Income tax expenses	197,768	116,503
Net income	$1,069,327	$684,393
Other comprehensive income
Foreign currency translation (loss)/income	(12,244)	42,311
Total comprehensive income	$1,057,083	$726,704

Weighted average number of ordinary shares outstanding:
Class A Ordinary Shares – Basic and diluted*	10,000,000	10,000,000
Class B Ordinary Shares – Basic and diluted*	—	—
Earnings per ordinary share
Class A Ordinary Shares – Basic and diluted*	$0.11	$0.07
Class B Ordinary Shares – Basic and diluted*	$—	$—